UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________
FORM 12b-25
NOTIFICATION OF LATE FILING
______________

(Check One):  ☐ Form 10-K ☐  Form 20-F ☐  Form 11-K  ☒ Form 10-Q ☐  Form N-SAR

For Period Ended: September 30, 2009
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☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transitional Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________

PART I - REGISTRANT INFORMATION

BigSky Productions, Inc.
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Full Name of Registrant
 ____________________________________________________
Former Name if Applicable

2120 58th Avenue, Suite 107 204 Mescal Circle NW
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Address of Principal Executive Office (Street and Number)

Albuquerque, New Mexico 87105
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BigSky Productions, Inc. (the “Company”) recently changed auditing firms and is still awaiting third party documentation in order to properly prepare a complete and accurate Form 10-Q. The Company has been unable to receive this data in a timely manner without unreasonable effort and expenses. For the foregoing reason, the Company requires additional time in order to prepare and file its quarterly report on Form 10-Q for the period ended September 30, 2009.

The Company does not expect significant changes in its results from operations and earnings from the corresponding period ended September 30, 2009.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Ellis Martin	President and Director	(505) 918-0290
(Name)	(Title)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒  Yes ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BigSky Productions, Inc.
(Name of Registrant as Specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2009	By:	/s/ Ellis Martin
Ellis Martin President and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_________________________________________ATTENTION_______________________________________
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).